SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30594; 812-13941]

NGAM Advisors, L.P., et al.; Notice of Application

July 9, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment

Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d)

and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the

Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section

12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: NGAM Advisors, L.P ("NGAMA" or the "Adviser"), Natixis ETF Trust (the

"Trust") and NGAM Distribution, L.P. ("NGAMD" or the "Distributor").

Summary of Application: Applicants request an order that permits: (a) series of certain

actively managed open-end management investment companies to issue exchange-traded

shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b)

secondary market transactions in Shares to occur at negotiated market prices; (c) certain

series to pay redemption proceeds, under certain circumstances, more than seven days

after the tender of Shares for redemption; (d) certain affiliated persons of the series to

deposit securities into, and receive securities from, the series in connection with the

purchase and redemption of Creation Units (collectively, the "ETF Relief"); and (e)

certain registered management investment companies and unit investment trusts outside

of the same group of investment companies as the series to acquire Shares (the "12(d)(1)

Relief").

Filing Dates: The application was filed on August 15, 2011, and amended on February 8,

2012, July 16, 2012, December 4, 2012, and May 23, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on August 5, 2013, and should be accompanied by proof of service on applicants, in

the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should

state the nature of the writer's interest, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

 Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090. Applicants: c/o Coleen Downs Dineen,

NGAM Advisors, L.P., 399 Boylston Street, Boston, MA 02116-9848.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870 or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1.   The Trust is a Massachusetts business trust and will be registered as an open-end management investment company under the Act. The Trust is authorized to offer an unlimited number of series, and will create Funds (defined below) that will operate pursuant to the terms and conditions of the application. It is anticipated that the initial Fund will be a foreign equity fund whose investment objective is to seek long-term capital growth.

     2.   NGAMA, a Delaware partnership, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). NGAMA or an entity controlling, controlled by or under common control with NGAMA (each, together with any successor thereto, included as an "Adviser") will serve as investment adviser to each Fund.[1] An Adviser may retain one or more sub-advisers (each, a "Sub-Adviser") for a Fund. Any Adviser and any Sub-Adviser is or will be is registered under the Advisers Act or, in the case of a Sub-Adviser, not subject to such registration.

     3.   NGAMD, a Delaware partnership and an affiliate of NGAMA, is a broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act") that will act as the distributor and principal underwriter of the Funds.[2] The Distributor will be

---

[1]   For the purposes of the application, a "successor" is limited to an entity that would result from reorganization into another jurisdiction or a change in the type of business organization.

[2]   In the future, another broker-dealer registered under the Exchange Act may act as distributor and principal underwriter (included in the term "Distributor"). No Distributor, Fund, Trust, Adviser, or Sub-Adviser will be affiliated with any Listing Market. A "Listing Market" is a national securities exchange, as defined in section 2(a)(26) of the Act, on which Shares of a Fund trade at negotiated prices in the secondary market.

identified as such in the current prospectus of each Fund ("Prospectus") and will comply with the terms of the application.

4. Applicants request that the ETF Relief apply to future series of the Trust or of other open-end management investment companies that may be created in the future that are actively- managed exchange-traded funds ("ETFs") that (i) primarily invest in debt and equity securities, including shares of other investment companies, (ii) are advised by an Adviser, and (iii) comply with the terms and conditions of the ETF Relief (such ETFs, individually, a "Fund" and collectively, the "Funds").[3] Each Fund will have distinct investment strategies that are different from those of other Funds.

5. Applicants also request that the 12(d)(1) Relief, exempting certain transactions from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act, apply to (i) the Funds and to (ii) series of the Trust or of other open-end management investment companies that operate as ETFs whose portfolio securities will be selected to correspond generally to the price and yield performance of a specified index and are advised by an Adviser ("Index Series"),[4] (iii) Acquiring Funds,[5] and (iv) any principal underwriter of a Fund or any broker-dealer registered under the Securities Exchange Act

---

[3] All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[4] For purposes of the requested 12(d)(1) Relief, Index Series are included as Funds.

[5] An "Acquiring Fund" is a registered management investment company or unit investment trust that is not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same "group of investment companies" as defined in Section 12(d)(l)(G)(ii) of the Act as the Funds. Each Acquiring Fund relying on the 12(d)(1) Relief to invest in a Fund will enter into an "Acquiring Fund Agreement" (defined below) with the Fund. An Acquiring Fund may rely on the order only to invest in Funds and not in any other registered investment company.

of 1934, as amended ("Exchange Act") selling Shares to Acquiring Funds ("Brokers").[6]

Acquiring Funds do not include Funds.

6.   Each Fund will attempt to achieve its investment objective by utilizing an "active" management strategy based on investments in equity and debt securities, as appropriate, including shares of other open-end and/or closed-end investment companies and/or ETFs.[7] If a Fund invests in derivatives, then (a) the Fund's Board will periodically review and approve the Fund's use of derivatives and how the Fund's investment adviser assesses and manages risk with respect to the Fund's use of derivatives and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance. Funds may invest in "Depositary Receipts". A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.[8] The Funds may invest in in equity securities or fixed income securities traded in the U.S. or non-U.S. markets. Funds that invest in equity and fixed income securities traded in the U.S. market are "Domestic Funds." Funds that invest in Funds that invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets are "Global Funds". Funds that invest solely in foreign equity and foreign fixed income securities are "Foreign Funds".

---

[6]   Any future principal underwriter of a Fund will be a broker-dealer registered under the Exchange Act and will comply with the terms and conditions of the application.

[7]   In no case, however, will such a Fund rely on the exemption from section 12(d)(1) being requested in the application.

[8]   Depositary Receipts are typically issued by a financial institution, a "Depository", and evidence ownership in a security or pool of securities that have been deposited with the Depositary. No affiliated persons of Applicants, or of any Adviser, Fund, or Sub-Adviser, will serve as Depository for any Depositary Receipts held by a Fund.

7.   Shares of each Fund will be issued in Creation Units of 25,000 or more

Shares and Applicants anticipate that the price of a Share will range from $20 to $200.

All orders to purchase Creation Units must be placed with the Distributor by or through a

participant in the Depository Trust Company ("DTC Participant") that has entered into a

"Participant Agreement" with the Distributor (an "Authorized Participant").[9] Purchase

orders for Shares will be processed either through a manual clearing process (the "DTC

Process") or through an enhanced clearing process ("the NSCC Process") available only

to those DTC Participants that also are participants in the Continuous Net Settlement

("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing

agency registered with the Commission and affiliated with DTC.

8.   Shares will be purchased and redeemed in Creation Units and generally on

an in-kind basis. Except where the purchase or redemption will include cash under the

limited circumstances specified below, purchasers will be required to purchase Creation

Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and

shareholders redeeming their Shares will receive an in-kind transfer of specified

instruments ("Redemption Instruments").[10] On any given Business Day[11] the names and

quantities of the instruments that constitute the Deposit Instruments and the names and

---

[9]   DTC Participants may include broker-dealers, banks, trust companies and clearing
companies.

[10]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and
satisfying redemptions with Redemption Instruments, including that the Deposit Instruments
and Redemption Instruments are sold in transactions that would be exempt from registration
under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and
satisfying redemptions with Redemption Instruments that are restricted securities eligible for
resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the
conditions of Rule 144A.

[11]   Each Fund will sell and redeem Creation Units on any day the Trust is open for business,
including as required by section 22(e) of the Act (each, a "Business Day").

quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[12] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[13] or (c) TBA Transactions,[14] short positions in securities ("Short Positions") and other positions that cannot be transferred in kind[15] will be excluded from the Creation Basket.[16] If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

9.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business

---

[12] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[13] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[14] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered are determined two days prior to the settlement date.

[15] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[16] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[17] (d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or the DTC Process; or (ii) in the case of Global Funds or Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of

---

[17] In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

Shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[18]

10.   Each Business Day, before the open of trading on that Fund's Listing Market, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Listing Market will disseminate every 15 seconds throughout its regular trading hours the Fund's estimated NAV, which is an amount per Share representing the current value of the Fund's Portfolio Positions.

11.   An investor purchasing or redeeming a Creation Unit from a Fund may be charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.[19] All orders to purchase Creation Units must be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit all purchase orders to the relevant Fund. The Distributor will maintain a record of Creation Units purchases and will send confirmations of such purchases. The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. Applicants will arrange for dealers selling Shares in the secondary market to provide purchasers with a Prospectus.

---

[18]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[19]   Higher transaction fees may be assessed for investors purchasing or redeeming in cash, or for investors purchasing or redeeming through the DTC Process than through the NSCC Process due to the higher fees charged to the Fund by DTC.

12.   Shares will be listed on the Listing Market and traded at prices based on a current bid-offer market.[20] No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on the Listing Market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

13.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV per Share should ensure that the Shares will not trade in the secondary market at a material discount or premium in relation to their NAV. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.

14.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund, or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. As discussed above, redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely pursuant to the procedures discussed in section III.B.1 of the application.

---

[20]   If Shares are listed on Nasdaq or a similar electronic Listing Market (including NYSE Arca), one or more member firms of that Listing Market will act as market maker ("Market Maker") and maintain a market for Shares trading on the Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

15.   The Trust will not, nor will any Fund, be marketed or otherwise held out as a "mutual fund." Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Listing Market, or refer to redeemability, will prominently disclose that Shares are not individually redeemable.

16.   The Funds' website, which will be publicly available at no charge, will include the Prospectus and additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on a Fund's Listing Market, the Fund will disclose on its website the identities and quantities of the securities and other assets and positions (including Short Positions) (together, the "Portfolio Positions") held by the Fund that will form the basis for the Fund's calculation of NAV at the end of that Business Day.[21]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and

---

[21]   Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from

sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any

person, security or transaction, or any class of persons, securities or transactions, from

any provisions of the Act, if and to the extent that such exemption is necessary or

appropriate in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act

provides that the Commission may approve the sale of securities to an investment

company and the purchase of securities from an investment company, in both cases by an

affiliated person of such company, if the Commission finds that the terms of the

transaction, including the consideration to be paid or received, are reasonable and fair and

do not involve overreaching on the part of any person concerned, and the proposed

transaction is consistent with the policies of each registered investment company

concerned and the general purposes of the Act. Section 12(d)(1)(J) of the Act provides

that the Commission may exempt any person, security, or transaction, or any class or

classes of persons, securities or transactions, from any provision of section 12(d)(1) if the

exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a

management investment company that is offering for sale or has outstanding any

redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a

redeemable security as any security, other than short-term paper, under the terms of

which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because

Shares will not be individually redeemable, applicants request an order that would permit

each Fund to redeem Shares in Creation Units only. Applicants state that investors may

purchase Shares in Creation Units from each Fund and redeem Creation Units from each

Fund. Applicants further state that because the market price of Creation Units will be

disciplined by arbitrage opportunities, investors should be able to sell Shares in the

secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from

selling a redeemable security that is currently being offered to the public by or through a

principal underwriter, except at a current public offering price described in the

prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming,

or repurchasing a redeemable security do so only at a price based on its NAV.

Applicants state that secondary market trading in Shares will take place at negotiated

prices, not at a current offering price described in the Prospectus, and not at a price based

on NAV. Thus, purchases and sales of Shares in the secondary market will not comply

with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an

exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d)

of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the

proposed method of pricing Shares. Applicants maintain that while there is little

legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1,

appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution system of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve Fund assets and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity should ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that settlement of redemptions of Creation Units of Foreign Funds and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain

circumstances, the delivery cycles for transferring Portfolio Positions to redeeming

investors, coupled with local market holiday schedules, will require a delivery process of

up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to

provide payment or satisfaction of redemptions within the maximum number of calendar

days required for such payment or satisfaction in the principal local markets where

transactions in the Portfolio Positions of each Foreign Fund or Global Fund customarily

clear and settle, but in all cases no later than 14 calendar days following the tender of a

Creation Unit.

8.   Applicants state that section 22(e) was designed to prevent unreasonable,

undisclosed and unforeseen delays in the actual payment of redemption proceeds.

Applicants assert that the requested relief will not lead to the problems that section 22(e)

was designed to prevent. Applicants state that allowing redemption payments for

Creation Units of a Fund to be made within a maximum of 14 calendar days would not be

inconsistent with the spirit and intent of section 22(e). Applicants state the SAI will

disclose those local holidays (over the period of at least one year following the date of the

SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven

calendar days and the maximum number of days needed to deliver the proceeds for each

affected Foreign Fund or Global Fund. Applicants are not seeking relief from section

22(e) with respect to Foreign Funds and Global Funds that do not effect redemptions in-

kind.

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company

from acquiring shares of an investment company if the securities represent more than 3%

of the total outstanding voting stock of the acquired company, more than 5% of the total

assets of the acquiring company, or, together with the securities of any other investment

companies, more than 10% of the total assets of the acquiring company. Section

12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal

underwriter, or any other broker or dealer from selling the investment company's shares

to another investment company if the sale will cause the acquiring company to own more

than 3% of the acquired company's voting stock, or if the sale will cause more than 10%

of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request relief to permit Acquiring Funds to acquire Shares in

excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their

principal underwriters and any Broker to sell Shares to Acquiring Funds in excess of the

limits in section 12(d)(l)(B) of the Act. Applicants submit that the proposed conditions to

the requested relief address the concerns underlying the limits in section 12(d)(1), which

include concerns about undue influence, excessive layering of fees and overly complex

structures.

11.   Applicants submit that their proposed conditions address any concerns

regarding the potential for undue influence. To limit the control that an Acquiring Fund

may have over a Fund, applicants propose a condition prohibiting an investment adviser

as defined in section 2(a)(20)(A) of the Act of an Acquiring Management Company

("Acquiring Fund Advisor"), sponsor of an Investing Trust ("Sponsor"), any person

controlling, controlled by, or under common control with the Acquiring Fund Advisor or

Sponsor, and any investment company or issuer that would be an investment company

but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Acquiring

Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with the Acquiring Fund Advisor or Sponsor ("Acquiring Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any sub-adviser (an investment adviser within the meaning of section 2(a)(20)(B) of the Act) to an Acquiring Management Company ("Acquiring Fund Sub-Advisor"), any person controlling, controlled by or under common control with the Acquiring Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Advisor or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Advisor ("Acquiring Fund's Sub-Advisory Group").

12.   Applicants propose a condition to ensure that no Acquiring Fund or Acquiring Fund Affiliate[22] (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, employee or Sponsor of the Acquiring Fund, or a

---

[22]   An "Acquiring Fund Affiliate" is defined as the Acquiring Fund Advisor, Acquiring Fund Sub-Advisor(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, employee or Sponsor is an affiliated person, except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

13.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the board of directors or trustees ("Board") of any Acquiring Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("Independent Trustees"), will be required to find that any fees charged under the Acquiring Management Company's advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. Applicants also state that any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[23]

14.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

---

[23]   Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

15.   To ensure that an Acquiring Fund is aware of the terms and conditions of the requested order, the Acquiring Funds must enter into an agreement with the respective Funds (the "Acquiring Fund Agreement") that will include an acknowledgement from the Acquiring Fund that it may rely on the order only to invest in a Fund and not in any other investment company.

Sections 17(a)(1) and (2) of the Act

16.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Advisers and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (an "Affiliated Fund").

17.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier

affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of an Affiliated Fund.[24] Applicants also request, as part of the requested 12(d)(1) Relief, an exemption in order to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Acquiring Funds of which the Funds are affiliated persons or a second-tier affiliates.[25]

18.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Except with respect to cash as determined in accordance with the procedures described in section III.B.1 of the application, the Deposit Instruments and Redemption Instruments for a Fund will be the same and will correspond pro rata to the positions in the Fund's portfolio, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions. Deposit Instruments and Redemption

---

[24] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because an investment adviser to the Funds is also an investment adviser to an Acquiring Fund.

[25] Applicants expect most Acquiring Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is also intended to cover any in-kind transactions that would accompany such sales and redemptions.

Instruments will be valued in the same manner as those Portfolio Positions currently held

by the relevant Funds. Applicants do not believe that in-kind purchases and redemptions

will result in abusive self-dealing or overreaching of the Fund.

19.	Applicants also submit that the sale of Shares to and redemption of Shares

from an Acquiring Fund meets the standards for relief under sections 17(b) and 6(c) of

the Act. Applicants note that any consideration paid for the purchase or redemption of

Shares directly from a Fund will be based on the NAV of the Fund in accordance with

policies and procedures set forth in the Fund's registration statement.[26] Applicants also

state that the proposed transactions are consistent with the general purposes of the Act

and appropriate in the public interest.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief

will be subject to the following conditions:

A.	Actively-Managed Exchange-Traded Fund Relief

1.	Neither the Trust nor any Fund will be advertised or marketed as an open-

end investment company or mutual fund. Any advertising material that describes the

purchase or sale of Creation Units or refers to redeemability will prominently disclose

that the Shares are not individually redeemable and that owners of the Shares may

acquire those Shares from the Fund and tender those Shares for redemption to the Fund in

Creation Units only.

---

[26]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an
	Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring
	Fund of Shares of the Fund or (b) an affiliated person of a Fund, or an affiliated person of
	such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited
	by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this
	acknowledgment.

2.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3.   As long as a Fund operates in reliance on the Order, its Shares will be listed on a Listing Market.

4.   On each Business Day, before commencement of trading in Shares on a Fund's Listing Market, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV per Share at the end of the Business Day.

5.   The Adviser or any Sub-Advisers, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B.   Section 12(d)(1) Relief

7.   The members of an Acquiring Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the

Acquiring Fund's Advisory Group or the Acquiring Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of that Fund's Shares. This condition does not apply to the Acquiring Fund's Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

9.   The board of trustees or directors of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and any Acquiring Fund Sub-Advisor are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.   Once an investment by an Acquiring Fund in Shares exceeds the limits of Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the Independent Trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and

reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

12.   The Board, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and

the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

13.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

14.   Before investing in Shares of a Fund in excess of the limits in section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or boards of trustees and their investment adviser(s), or their Sponsors or trustees ("Trustee"), as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each

Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.   The Acquiring Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Advisor, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Advisor, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Advisor will waive fees otherwise payable to the Acquiring Fund Sub-Advisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Advisor, or an affiliated person of the Acquiring Fund Sub-Advisor, other than any advisory fees paid to the Acquiring Fund Sub-Advisor or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Advisor. In the event that the Acquiring Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

17.   No Fund relying on the 12(d)(1) Relief will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

18.   Before approving any advisory contract under section 15 of the Act, the board of trustees or directors of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary